SGS

CONSENT OF QUALIFIED PERSON

TO: All Canadian Securities Regulatory Authorities (SEDAR)
United States Securities and Exchange Commission (EDGAR)
Toronto Stock Exchange (SEDAR)
NYSE MKT (EDGAR)
Aurizon Mines Ltd.

Dear Sirs/Mesdames:

Re: Technical Report NI43-101 Feasibility Study of the Hosco Deposit- Joanna Gold Project effective as of June 5, 2012 (the "Report") prepared for Aurizon Mines Ltd. (the "Company")

I, Maxime Dupéré, P.Geo., do hereby confirm that I am a qualified person under National Instrument 43-101 and a co-author of the Report.

The undersigned, for himself and on behalf of SGS Canada Inc., pursuant to Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects this letter is being filed as the consent to the public filing of and to extracts from, or summaries of, the Report in the Company's Annual Information Form for the fiscal year ended December 31, 2012 (the "AIF"), and to the public filing of the technical information regarding the Hosco-Heva (Joanna) Properties contained in the AIF, and to being named in the AIF.

The undersigned, for himself and on behalf of SGS Canada Inc., confirms to have read the written disclosure in the AIF stated to be derived from the Report and that it fairly and accurately represents the information contained in the Report.

The undersigned further acknowledges that the AIF will be filed as an Exhibit to the Company's Annual Report on Form 40-F for the fiscal year ended December 31, 2012 (the "Form 40-F") and consent to being named in the Form 40-F and authorize the use of and the public filing of the information represented therein relating to the Report and the technical information regarding the Hosco-Heva (Joanna) Properties.

Dated this 26th day of March, 2013.

GÉOLOGUE / GEOLOGIST
MAXIME DUPÉRÉ
501
QUÉBEC

Maxime Dupéré P. Geo.

Geologist

SGS Canada Inc. - Geostat